SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12B-25



                                                  COMMISSION FILE NUMBER 0-32913


(Check One): |X| Form 10-K and Form 10-KSB |_| Form 11-K |_| Form 20-F |_| Form 10-Q and Form 10-QSB |_| Form N-SAR |_| Form N-CSR

         For Period Ended: DECEMBER 31, 2003
                           -----------------------------------------------------

|_|  Transition Report on Form 10-K         |_|  Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F         |_|  Transition Report on Form N-SAR
|_|  Transition Report on From 11-K
        For the Transition Period Ended:
                                         ---------------------------------------

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing check above, identify the item(s) to which the notification RELATES: -----------------------

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                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant FRONT PORCH DIGITAL INC.
                        ----------------------------------------------------

Former name if applicable

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Address of principal executive office (Street and number)
                          20000 HORIZON WAY, SUITE 120
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City, state and zip code      MT. LAUREL, NEW JERSEY  08054
                         -------------------------------------------------------

                                     PART II

                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         |X|     (a)   The reasons described in reasonable detail in Part III
                       of this form could not be eliminated without unreasonable effort or expense;

         |X|     (b)   The subject annual report on Form 10-KSB will be filed on
                       or before the fifteenth calendar day following the prescribed due date;

         |_|     (c)   The accountant's statement or other exhibit required by
                       Rule 12b- 25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed period.

         We are unable to file our Annual Report on Form 10-KSB within the prescribed time period without unreasonable effort or expense due to the significant level and complexity of the disclosure and financial reporting associated with our corporate restructuring efforts during 2003. As a result, we require additional time to ensure full compliance with the Commission's reporting requirements. Consequently, we are filing this Form 12b-25 to obtain an extension of the filing date.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                                ERIC M. HELLIGE         (212) 421-4100
                           -----------------------------------------------

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes |X|          No |_|

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Yes |X|          No |_|

         During the year ended December 31, 2003, we completed our restructuring plan, including the disposition of certain assets and business segments, in an effort to focus on one business segment - the sale of software and services to the broadcast, media and entertainment industry. As a result, we anticipate a significant change in our total revenue and results of operations for the year ended December 31, 2003 as compared to the year ended December 31, 2002. Total revenue for the year ended December 31, 2003 from continuing operations of $2.9 million (after the exclusion of revenues of $3.7 million from discontinued operations) reflected an increase of $1.2 million, or approximately 71%, compared to total revenue from continuing operations of $1.7 million (after the exclusion of revenues of $3.2 million from discontinued operations) for the year ended December 31, 2002. Primarily as a result of our increased loss from discontinued operations ($3.7 million in 2003 as compared to $0.5 million in 2002) and other restructuring and non-recurring items, we incurred a net loss of $7.4 million for the year ended December 31, 2003 as compared to a net loss of $3.3 million for the year ended December 31, 2002.

         FRONT PORCH DIGITAL INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 31, 2004                      By   /s/ MATTHEW RICHMAN
                                             -----------------------------------
                                           Name: Matthew Richman
                                           Title: Chief Financial Officer